8 January 2015

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 131,200 Reed Elsevier PLC ordinary shares at a price of 1092.5696p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 70,347,935 ordinary shares in treasury, and has 1,135,054,807 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier PLC has purchased 649,600 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 76,000 Reed Elsevier NV ordinary shares at a price of €19.6958 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 41,674,444 ordinary shares in treasury, and has 655,526,362 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier NV has purchased 375,900 shares.